UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K




                          [X] ANNUAL REPORT PURSUANT TO
                              SECTION 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF
                                      1934

                   For the fiscal year ended December 31, 2002

                                       OR

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

           For the transition period from ____________ to ____________


                         Commission File Number 1-14036


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             DST Systems of California, Inc. 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                DST Systems, Inc.
                              333 West 11th Street
                           Kansas City, Missouri 64105

                              REQUIRED INFORMATION


1. Report of PricewaterhouseCoopers LLP

2. Audited Statements of Net Assets Available for Benefits as of
   December 31, 2002 and 2001

3. Audited Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2002 and 2001

4. Notes to Financial Statements

5. Schedule of Assets Held at End of Year

6. Signature Page

7. Consent of PricewaterhouseCoopers LLP (Exhibit 23.1)

8. Certification of Thomas A. McDonnell, Chief Executive Officer (Exhibit 99.1)

9. Certification of Kenneth V. Hager, Chief Financial Officer (Exhibit 99.2)

DST Systems of California, Inc. 401(k) Retirement Plan
Financial Statements and
Additional Information
December 31, 2002 and 2001

DST Systems of California, Inc. 401(k) Retirement Plan
Index to Financial Statements and Additional Information
-------------------------------------------------------------------------------


                                                                         Page

Report of Independent Auditors                                             1

Financial Statements:

     Statements of Net Assets Available for Benefits                       2

     Statements of Changes in Net Assets Available for Benefits            3

     Notes to Financial Statements                                        4-8

Additional information*                                                Schedule

     Schedule H, line 4i - Schedule of Assets (Held At End of Year)        I

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                         Report of Independent Auditors

To the Participants and Advisory Committee of the DST Systems of California, Inc. 401(k) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the DST Systems of California, Inc. 401(k) Retirement Plan
(the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets
(Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP

Kansas City, Missouri
June 24, 2003

DST Systems of California, Inc. 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
-------------------------------------------------------------------------------

                                                                                          December 31,
                                                                           --------------------------------------------
                                                                                  2002                    2001
                                                                           --------------------    --------------------


Cash and cash equivalents                                                  $          42,146      $           43,244
Investments:
     Mutual funds                                                                 52,019,690              59,973,078
     DST Common Stock                                                             13,614,409              21,664,793
     Loans to participants                                                         3,058,714               4,060,095
                                                                           --------------------    --------------------

         Total investments                                                        68,692,813              85,697,966

Employer contributions receivable                                                                              2,372
                                                                           --------------------    --------------------

Net assets available for benefits                                          $      68,734,959       $      85,743,582
                                                                           ====================    ====================


                              The accompanying notes are an integral part of
                                       these financial statements.

DST Systems of California, Inc. 401(k) Retirement Plan
Statements of Changes in Net Assets Available for Benefits
--------------------------------------------------------------------------------



                                                                                  Year Ended December 31,
                                                                       -----------------------------------------

                                                                              2002                    2001
                                                                       -----------------       -----------------

Investments income:
     Dividends, interest and other distributions                       $     2,071,754         $     2,265,286
     Net depreciation in fair value of investments                         (11,932,084)            (16,787,587)
                                                                       -----------------       -----------------
                                                                            (9,860,330)            (14,522,301)
                                                                       -----------------       -----------------

Contributions:
     Employer                                                                                            5,791
                                                                       -----------------       -----------------
                                                                            (9,860,330)            (14,516,510)


Benefits paid to participants                                               (7,136,713)             (9,259,575)
Administrative expenses                                                        (11,580)                (14,263)
                                                                       -----------------       -----------------
                                                                            (7,148,293)             (9,273,838)
                                                                       -----------------       -----------------


Net change in net assets available for benefits                            (17,008,623)            (23,790,348)


Net assets available for benefits:

     Beginning of year                                                      85,743,582             109,533,930


                                                                       ------------------       -----------------
     End of year                                                       $    68,734,959          $   85,743,582
                                                                       ==================       =================


                             The accompanying notes are an integral part of
                                       these financial statements.

DST Systems of California, Inc. 401(k) Retirement Plan
Notes to Financial Statements
-------------------------------------------------------------------------------


1.        Description of the Plan

The DST Systems of California, Inc. 401(k) Retirement Plan (the "Plan") is a contributory, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

Sponsor
The Plan Sponsor is DST Systems of California, Inc. (formerly USCS International, Inc.), a wholly-owned subsidiary of DST Systems, Inc. ("DST"). Certain of its subsidiaries and affiliates (the "Sponsor") participate in the plan.

Trustee
The trustee of the Plan is UMB Bank, n.a. (the "Trustee"). Prior to April 1, 2001, the trustee was Connecticut General Life Insurance Company (CIGNA). The Trustee holds and administers all assets of the Plan in accordance with the provisions of the Plan agreement.

Administration of the Plan
An advisory committee (the "Advisory Committee"), which consists of members who are selected by the Board of Directors of the Sponsor, has full power, authority and responsibility to control and manage the operations and administration of the Plan. All expenses of operating the Plan may be paid out of Plan assets, except to the extent the Sponsor decides to pay these expenses. For the years ended December 31, 2002 and 2001, the Sponsor paid Plan expenses of $98,610 and $100,145, respectively.

Eligibility
All employees of the Sponsor who were employed prior to January 1, 2000 and who were not members of a collective bargaining unit or nonresident aliens were eligible to participate in the Plan on the Plan entry date. The Plan entry date is the later of the first day of the month following the date the employee commences service or the date the employee attains age 21. After December 31, 1999, no new participants were allowed into the Plan.

Contributions and Vesting
Effective January 1, 2001, all invested balances in the Plan were fully vested and no further contributions are planned. Participant and Sponsor contributions under the Plan after December 31, 1999 are made to the DST Systems, Inc. 401(k) Profit Sharing Plan and are subject to its terms and conditions.

Participant accounts
Each participant's account was credited with the participant's contributions, matching contributions, profit sharing contributions and rollover contributions. Each participant's account is credited with an allocation of Plan earnings or losses. Allocations of earnings or losses are based on account balances. Discretionary contributions were allocated to participant accounts based on the proportion which the participant's eligible compensation bore to the aggregate eligible compensation of all participants for the year. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Investment options
Participants may direct their contributions into DST Common Stock ($0.01 par value) or any number of the investment options as selected by the Advisory Committee. The investment options contain different degrees of risks. Participants should refer to the respective fund prospectus for a more complete description of the investment objectives of each fund. The Advisory Committee reserves the right to change the available investment options from time to time.

Participants may change their investment options daily.

Plan participants
The following summarizes the number of participants by investment option as of December 31, 2002:

        American Century Value                                  180
        American Century Growth                                  60
        American Century Select                                  59
        American Century Ultra                                   86
        American Century International                           70
        DST Systems, Inc. Common Stock                        1,112
        Davis NY Venture                                        153
        Fidelity Advisor Growth                                  75
        Janus Investment                                        158
        Janus Investment Enterprise                             115
        Janus Investment Mercury                                151
        Janus Investment Overseas                               127
        Lord Abbett Affiliated Class A                           18
        Lord Abbett Bond Debenture                                8
        Managers Fund Special Equity                             80
        Money Market Obligs Prime Value                         114
        PIMCO Total Return                                      209
        T. Rowe Price Mid-cap Growth                            179
        Royce Total Return                                      194
        Standish Ayer & Wood Fixed Income                       157
        Vanguard Bond Index                                   1,230
        Vanguard Index 500                                    1,198
        Vanguard Value                                          109


Distribution of benefits
Benefit distributions generally will be made in the event of retirement, death, disability, resignation or dismissal. A participant's normal retirement age is 59 1/2.

Balances not exceeding $5,000 will be automatically distributed upon termination as a cash lump sum as soon as administratively practicable following termination of employment. Balances exceeding $5,000 (excluding rollover contributions and related earnings or losses) will be distributed upon participant election as soon as administratively practicable but no later than April 1st of the Plan year following the Plan year in which age 70 1/2 is attained. Such distributions may be elected as a lump sum or paid in monthly, quarterly or annual installments. Distributions shall be made in cash or, at the option of the

Participant, in cash plus the number of whole shares of DST Common Stock allocated to the Participant's account.

Unless the participant otherwise elects, distributions begin no later than the 60th day after the close of the Plan year in which a participant reaches normal retirement age or celebrates their 10th anniversary as a Plan member (whichever is later). Participants under the age of 62 with balances exceeding $5,000 (excluding rollover contributions and related earnings or losses) must consent to any distribution.

Upon death, all sums credited to the participant's account will be paid to the beneficiary or beneficiaries designated by the participant.

Distributions may also be made in the event of financial hardship of the participant. Certain restrictions apply.

Participant loans
Participants may borrow the lesser of $50,000 or 50% of their vested accounts (subject to certain Plan and Internal Revenue Service limitations). Generally, loans must be repaid within five years. Loans bear a fixed rate of interest, which is set at loan origination using the Prime rate as publicly announced by the Trustee plus 1%.

Plan termination
The Sponsor believes the Plan will continue without interruption; however, it reserves the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in any unvested balances from Sponsor contributions and their respective account balances will be distributed in accordance with the Plan.

2.       Significant Accounting Policies

Basis of accounting
The accompanying financial statements are presented on the accrual basis of accounting.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes in net assets available for plan benefits. Actual results could differ from those estimates.

Cash and cash equivalents
Short-term liquid investments with a maturity of three months or less are considered cash equivalents. Due to the short-term nature of these investments, carrying value approximates market value.

Investment valuation and security transactions
Investments are recorded at fair value. Investments in mutual funds and DST Common Stock are valued at net asset value representing the value at which shares of the fund may be purchased or redeemed. Unrealized gains and losses are recognized in the year in which they occur. Loans are valued at the current amount due from participants.

Contributions
Contributions are recognized in the year to which they relate.

Accounting for obligations for benefit payments
The Plan does not record a liability relating to the obligations for benefit payments. Distributions paid to participants in 2003 for withdrawals and employees terminated during 2002 was $279,670. The amount paid in 2002 for withdrawals and employees terminated during 2001 was $7,957.

The Plan's Form 5500 reflects the liability in the year of withdrawal or termination.

Income tax status of the Plan
The Internal Revenue Service has determined and informed the Sponsor by a letter dated August 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the "IRC"). The Plan has been amended since receiving the determination letter. However, the Advisory Committee and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

3.       Plan Investments

The following investments represent 5% or more of net assets available for benefits at year-end:


                                                                                     December 31,
                                                                         -----------------------------------

                                                                               2002                2001

                                                                         ---------------      --------------
   Mutual funds:
    Money Market Obligs Prime Value                                      $   3,634,296        $
    PIMCO Total Return                                                       3,926,879
    Vanguard Bond Index                                                     18,202,940            18,726,433
    Vanguard Index 500                                                      10,611,323            15,236,827
  DST Common Stock                                                          13,614,409            21,664,793


During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year depreciated in value as follows:


                                                                                 Year Ended December 31,
                                                                         -------------------------------------------

                                                                                2002                    2001
                                                                         --------------------    -------------------

Pooled separate accounts                                                 $                       $   (4,122,199)
Mutual funds                                                                  (6,229,186)            (2,695,651)
DST Common Stock                                                              (5,702,896)            (9,969,737)
                                                                         --------------------    -------------------

                                                                         $   (11,932,082)        $  (16,787,587)
                                                                         ====================    ===================


The Plan has not held assets in pooled separate accounts since it changed trustees in April 2001.


                                                                                                          Schedule I


             DST Systems of California, Inc. 401(k) Retirement Plan
                            EIN 94-1727009 / PIN 003

         Schedule H, line 4i -- Schedule of Assets (Held At End of Year)

                                December 31, 2002




   (a)          b) Identity                         (c) Description               (d) Cost     (e) Current Value
---------- --------------------------------- -------------------------------   -------------- ----------------------

              American Century                          Value                       (1)            $     1,800,083
              American Century                          Growth                      (1)                    233,426
              American Century                          Select                      (1)                    360,586
              American Century                          Ultra                       (1)                    437,277
              American Century                          International               (1)                    305,778
     *        DST Systems, Inc.                         Common Stock                (1)                 13,614,409
              Davis                                     NY Venture                  (1)                  1,332,166
              Fidelity Advisor                          Growth                      (1)                    362,283
              Janus Investment                          Investment                  (1)                    731,903
              Janus Investment                          Enterprise                  (1)                    674,241
              Janus Investment                          Mercury                     (1)                    804,743
              Janus Investment                          Overseas                    (1)                    953,557
              Lord Abbett                               Affiliated Class A          (1)                     98,372
              Lord Abbett                               Bond Debenture              (1)                     17,217
              Managers Fund                             Special Equity              (1)                    590,916
              Money Market Obligs                       Prime Value                 (1)                  3,634,296
              PIMCO                                     Total Return                (1)                  3,926,879
              T. Rowe Price                             Mid-cap Growth              (1)                  1,346,517
              Royce                                     Total Return                (1)                  2,197,188
              Standish Ayer & Wood                      Fixed Income                (1)                  2,473,075
              Vanguard                                  Bond Index                  (1)                 18,202,940
              Vanguard                                  Index 500                   (1)                 10,611,323
              Vanguard                                  Value                       (1)                    924,924
     *        Participant Loans                         Interest rate - Prime + 1%   0                   3,058,714





*     Indicates a party-in-interest
(1) In accordance with instructions to the Form 5500, the Plan is not required to disclose the cost component of participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereuntoduly authorized.

                                 DST Systems of California, Inc. 401(k)
                                 Retirement Plan

Date:  June 27, 2003             By: /s/ Kenneth V. Hager
                                     ------------------------------------------
                                 Kenneth V. Hager
                                 Vice President and Chief Financial Officer of
                                 DST Systems of California, Inc.,
                                 Plan Administrator